Exhibit 99.1

REGULATED INFORMATION

Nyxoah Reports Fourth Quarter and Financial Year

2024 Financial and Operating Results

FDA PMA Application Review Nearing Conclusion

Positioned for U.S. Commercial Launch in March 2025

Mont-Saint-Guibert, Belgium – March 13, 2024, 7:00am CET / 2:00am ET – Nyxoah SA (Euronext Brussels/Nasdaq: NYXH) (“Nyxoah” or the “Company”), that develops breakthrough treatment alternatives for Obstructive Sleep Apnea (OSA) through neuromodulation, today reported financial and operating results for the fourth quarter and financial year 2024.

Recent Financial and Operating Highlights

•	Revenue for the fourth quarter of 2024 was €1.3 million, which excludes €0.6 million of deferred revenue
•	Revenue for the full year 2024 was €4.5 million, which excludes €0.6 million of deferred revenue
•	Gross margin for the fourth quarter of 2024 was 73%
•	At December 31, 2024, cash and financial assets were €85.6 million, compared to €57.7 million at December 31, 2023
•	Assembled U.S. executive leadership team with deep industry experience
•	Full U.S. commercial organization, including sales, marketing, and market access teams, in place

"2024 was a transformative year for Nyxoah. We reported best-in-class outcomes from our DREAM pivotal study, completed our PMA submission with the FDA for Genio, and built a world-class U.S. commercial organization,” commented Olivier Taelman, Nyxoah's Chief Executive Officer. “We believe an approval is still expected by the end of the first quarter, and we look forward to launching this innovative therapy to the millions of Americans suffering from moderate to severe OSA.”

Fourth Quarter and Full Year 2024 Results

Revenue

In the fourth quarter of 2024, the Company began recording a portion of the selling price for a Genio system related to disposable patches as deferred revenue and recognized €0.6 million in the quarter. Due to this deferral, reported revenue was €1.3 million for the fourth quarter ending December 31, 2024, and €4.5 million for the full year. Had the Company not recorded deferred revenue for its disposable patches, total revenue for the fourth quarter would have €1.9 million, up 46% versus the third quarter of 2024. Likewise, revenue for the full year 2024 would have been €5.1 million, up 18% from €4.3 million in 2023. The increase in full year revenue was attributable to the Company’s commercialization of the Genio® system, primarily in Germany.

Cost of Goods Sold

Cost of goods sold was €0.3 million for the three months ending December 31, 2024, representing a gross profit of €0.9 million, or gross margin of 73%. This compares to total cost of goods sold of €0.7 million in the fourth quarter of 2023, for a gross profit of €1.1 million, or gross margin of 60%.

For the full year ending December 31, 2024, total cost of goods sold was €1.5 million, representing a gross profit of €3.0 million, or gross margin of 66%. This compares to total cost of goods sold of €1.7 million for the full year of 2023, for a gross profit of €2.7 million, or gross margin of 62%.

Research and Development

For the fourth quarter ending December 31, 2024, research and development expenses were €11.7 million, versus €7.3 million for the fourth quarter ending December 31, 2023. For the full year ending December 31, 2024, research and development expenses were €34.3 million, versus €26.7 million for the full year of 2023. The increase in research and development expenses was primarily driven by higher R&D activities and clinical expenses.

Selling, General and Administrative

For the fourth quarter ending December 31, 2024, selling, general and administrative expenses were €8.1million, versus €4.9 million for the fourth quarter ending December 31, 2023. For the full year ending December 31, 2024, selling, general and administrative expenses were €28.5 million, versus €21.7 million for the full year of 2023. The increase in selling, general and administrative expenses was mainly due to an increase of costs to support the commercialization of Genio® system in Europe and scale up of the Company.

Operating Loss

Total operating loss for the fourth quarter and full year 2024 was €18.3 million and €58.8 million, respectively, versus €10.8 million and €45.1 million in the fourth quarter and full year 2023, respectively. This was driven by the acceleration in the Company’s R&D spending, as well as ongoing commercial and clinical activities.

Cash Position

As of December 31, 2024, cash and financial assets totaled €85.6 million, compared to €57.7 million on December 31, 2023.

Annual Report 2024

Nyxoah is currently finalizing the financial statements for the year ended December 31, 2024. The Company’s independent auditor has confirmed that their audit procedures, which have been substantially completed, have not revealed any material adjustments which would have to be made to the accounting information included in this press release. The complete consolidated financial statements for the year ended December 31, 2024 as well as the complete audit report related to the audit of the consolidated financial statements will be included in the 2024 Annual Report which the Company aims to publish on or around March 20, 2025. When published, the Nyxoah Annual Report for the financial year 2024 will be available on the investor page of Nyxoah’s website (https://investors.nyxoah.com/financials).

Conference call and webcast presentation

Company management will host a conference call to discuss financial results on Thursday, March 13, 2025, beginning at 1:00pm CET / 8:00am ET.

A webcast of the call will be accessible via the Investor Relations page of the Nyxoah website or through this link: Nyxoah's Q4 and FY 2024 Earnings Call Webcast. For those not planning to ask a question of management, the Company recommends listening via the webcast.

If you plan to ask a question, please use the following link: Nyxoah's Q4 and FY 2024 Earnings Call. After registering, an email will be sent, including dial-in details and a unique conference call access code required to join the live call. To ensure you are connected prior to the beginning of the call, the Company suggests registering a minimum of 10 minutes before the start of the call.

The archived webcast will be available for replay shortly after the close of the call.

CONSOLIDATED STATEMENTS OF LOSS AND OTHER COMPREHENSIVE LOSS (unaudited)

(in thousands)

	For the three months ended December 31,		For the twelve months ended December 31,
	2024	2023	2024	2023
Revenue	1 263	1 824	4 521	4 348
Cost of goods sold	(335)	(726)	(1 552)	(1 656)
Gross profit	€928	€1 098	€2 969	€2 692
Research and Development Expense	(11 752)	(7 321)	(34 325)	(26 651)
Selling, General and Administrative Expense	(8 065)	(4 893)	(28 461)	(21 687)
Other income/(expense)	578	279	1 008	544
Operating loss for the period	€(18 311)	€(10 837)	€(58 809)	€(45 102)
Financial income	2 832	582	7 447	4 174
Financial expense	410	(964)	(5 070)	(3 729)
Loss for the period before taxes	€(15 069)	€(11 219)	€(56 432)	€(44 657)
Income taxes	(2 080)	326	(2 804)	1 445
Loss for the period	€(17 149)	€(10 893)	€(59 236)	€(43 212)

Loss attributable to equity holders	€(17 149)	€(10 893)	€(59 236)	€(43 212)

Other comprehensive income/(loss)
Items that may not be subsequently reclassified to profit or loss (net of tax)
Remeasurements of post-employment benefit obligations, net of tax	11	81	11	81
Items that may be subsequently reclassified to profit or loss (net of tax)
Currency translation differences	545	(32)	766	(120)
Total other comprehensive income/(loss)	€556	€(39)	€777	€(39)
Total comprehensive loss for the year, net of tax	€(16 151)	€(10 844)	€(58 459)	€(43 251)
Loss attributable to equity holders	€(16 151)	€(10 844)	€(58 459)	€(43 251)

Basic loss per share (in EUR)	€(463)	€(379)	€(1 809)	€(1 545)
Diluted loss per share (in EUR)	€(463)	€(379)	€(1 809)	€(1 545)

CONSOLIDATED BALANCE SHEET (unaudited)

(in thousands)

As at December 31
	2024	2023
ASSETS
Non-current assets
Property, plant and equipment	4 753	4 188
Intangible assets	50 381	46 608
Right of use assets	3 496	3 788
Deferred tax asset	76	56
Other long-term receivables	1 617	1 166
	€60 323	€55 806
Current assets
Inventory	4 716	3 315
Trade receivables	3 382	2 758
Other receivables	2 774	3 212
Other current assets	1 656	1 318
Financial assets	51 369	36 138
Cash and cash equivalents	34 186	21 610
	€98 083	€68 351
Total assets	€158 406	€124 157

EQUITY AND LIABILITIES
Share capital and reserves
Share capital	6 430	4 926
Share premium	314 345	246 127
Share based payment reserve	9 300	7 661
Other comprehensive income	914	137
Retained loss	(217 735)	(160 829)
Total equity attributable to shareholders	€113 254	€98 022

LIABILITIES
Non-current liabilities
Financial debt	18 725	8 373
Lease liability	2 562	3 116
Pension liability	-	9
Provisions	1 000	185
Deferred tax liability	19	9
Contract liability	472	-
Other liabilities	845	-
	€23 623	€11 692
Current liabilities
Financial debt	248	364
Lease liability	1 118	851
Trade payables	9 505	8 108
Current tax liability	4 317	1 988
Contract liability	117	-
Other liabilities	6 224	3 132
	€21 529	€14 443
Total liabilities	€45 152	€26 135
Total equity and liabilities	€158 406	€124 157

About Nyxoah

Nyxoah is reinventing sleep for the billion people that suffer from obstructive sleep apnea (OSA). We are a medical technology company that develops breakthrough treatment alternatives for OSA through neuromodulation. Our first innovation is Genio®, a battery-free hypoglossal neuromodulation device that is inserted through a single incision under the chin and controlled by a wearable. Through our commitment to innovation and clinical evidence, we have shown best-in-class outcomes for reducing OSA burden.

Following the successful completion of the BLAST OSA study, the Genio® system received its European CE Mark in 2019. Nyxoah completed two successful IPOs: on Euronext Brussels in September 2020 and NASDAQ in July 2021. Following the positive outcomes of the BETTER SLEEP study, Nyxoah received CE mark approval for the expansion of its therapeutic indications to Complete Concentric Collapse (CCC) patients, currently contraindicated in competitors’ therapy. Additionally, the Company announced positive outcomes from the DREAM IDE pivotal study for FDA and U.S. commercialization approval.

For more information, please visit http://www.nyxoah.com/.

Caution – CE marked since 2019. Investigational device in the United States. Limited by U.S. federal law to investigational use in the United States.

Forward-looking statements

Certain statements, beliefs and opinions in this press release are forward-looking, which reflect the Company’s or, as appropriate, the Company directors’ or managements’ current expectations regarding the Genio® system; planned and ongoing clinical studies of the Genio® system; the potential advantages of the Genio® system; Nyxoah’s goals with respect to the development, regulatory pathway and potential use of the Genio® system; the utility of clinical data in potentially obtaining FDA approval of the Genio® system; receipt of FDA approval; entrance to the U.S. market; and the Company's results of operations, financial condition, liquidity, performance, prospects, growth and strategies. By their nature, forward-looking statements involve a number of risks, uncertainties, assumptions and other factors that could cause actual results or events to differ materially from those expressed or implied by the forward-looking statements. These risks, uncertainties, assumptions and factors could adversely affect the outcome and financial effects of the plans and events described herein. Additionally, these risks and uncertainties include, but are not limited to, the risks and uncertainties set forth in the “Risk Factors” section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2023, filed with the Securities and Exchange Commission (“SEC”) on March 20, 2024, and subsequent reports that the Company files with the SEC. A multitude of factors including, but not limited to, changes in demand, competition and technology, can cause actual events, performance or results to differ significantly from any anticipated development. Forward looking statements contained in this press release regarding past trends or activities are not guarantees of future performance and should not be taken as a representation that such trends or activities will continue in the future. In addition, even if actual results or developments are consistent with the forward-looking statements contained in this press release, those results or developments may not be indicative of results or developments in future periods. No representations and warranties are made as to the accuracy or fairness of such forward-looking statements. As a result, the Company expressly disclaims any obligation or undertaking to release any updates or revisions to any forward-looking statements in this press release as a result of any change in expectations or any change in events, conditions, assumptions or circumstances on which these forward-looking statements are based, except if specifically required to do so by law or regulation. Neither the Company nor its advisers or representatives nor any of its subsidiary undertakings or any such person's officers or employees guarantees that the assumptions underlying such forward-looking statements are free from errors nor does either accept any responsibility for the future accuracy of the forward-looking statements contained in this press release or the actual occurrence of the forecasted developments. You should not place undue reliance on forward-looking statements, which speak only as of the date of this press release.

Contacts:

Nyxoah

John Landry – CFO

IR@nyxoah.com

For Media

United States

FINN Partners – Glenn Silver

glenn.silver@finnpartners.com

Belgium/France

Backstage Communication – Gunther De Backer

gunther@backstagecom.be

International/Germany

MC Services – Anne Hennecke

nyxoah@mc-services.eu